UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ALBEMARLE CORPORATION
(Exact name of registrant as specified in its charter)

Virginia	001-12658	54-1692118
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4250 Congress Street, Suite 900, Charlotte, North Carolina 28209
(Address of principal executive offices, including Zip Code)

Neal R. Sheorey (980) 299-5700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2023.
x	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01    Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

This report provides a consolidated overview of the payments to governments made by Albemarle Corporation and its consolidated subsidiaries for the year ended December 31, 2023.

The specified payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01    Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Exhibit
2.01	Resource Extraction Payment Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALBEMARLE CORPORATION

Date: September 23, 2024	By:	/s/ Neal R. Sheorey
Neal R. Sheorey Executive Vice President and Chief Financial Officer